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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               SAFLINK Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    786578104
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 27, 2002
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Statement is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786578104                    13G                 Page  2  of  8  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sargon Capital International Fund Ltd.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------
                           5      SOLE VOTING POWER

      NUMBER OF                   2,236,850
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH
      REPORTING                   0
        PERSON     -------------------------------------------------------------
         WITH              7      SOLE DISPOSITIVE POWER

                                  2,236,850
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,236,850
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.5%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 786578104                    13G                 Page  3  of  8  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sargon Capital, LLC
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                           5      SOLE VOTING POWER

      NUMBER OF                   0
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH
      REPORTING                   2,236,850
        PERSON     -------------------------------------------------------------
         WITH              7      SOLE DISPOSITIVE POWER

                                  0
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  2,236,850
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,236,850
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.5%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 786578104                    13G                 Page  4  of  8  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ms. Margaret Chu
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                           5      SOLE VOTING POWER

      NUMBER OF                   0
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH
      REPORTING                   2,236,850
        PERSON     -------------------------------------------------------------
         WITH              7      SOLE DISPOSITIVE POWER

                                  0
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  2,236,850
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,236,850
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.5%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 786578104                    13G                 Page  5  of  8  Pages

--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  SAFLINK Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  11911 N.E. First Street 304
                  Bellevue, Washington 98005

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  Sargon Capital International Fund Ltd.
                  (the "Reporting Person")
                  c/o Sargon Capital, LLC
                  6 Louis Drive
                  Montville, NJ 07045
                  British Virgin Islands corporation

                  Sargon Capital, LLC (the "Investment Advisor")
                  6 Louis Drive
                  Montville, NJ 07045
                  Delaware limited liability company

                  Ms. Margaret Chu ("Ms. Chu")
                  Manager of the Investment Advisor
                  6 Louis Drive
                  Montville, NJ 07045
                  United States citizen

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  786578104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

CUSIP No. 786578104                    13G                 Page  6  of  8  Pages

--------------------------------------------------------------------------------

Item 4.          Ownership.   As of November 27, 2002:

                 1.  The Reporting Person.

                 (a)    Amount beneficially owned: 2,236,850 shares of Common
                        Stock.

                 (b)    Percent of Class:11.5%

                 (c)    Number of shares as to which such person has:

                        (i)     sole power to vote or direct the vote: 2,236,850

                        (ii)    shared power to vote or direct the vote: 0

                        (iii) sole power to dispose or direct the disposition of: 2,236,850

                        (iv)    shared   power  to   dispose   or   direct   the
                                disposition of: 0

                 2.  The Investment Advisor - same as Ms. Chu, see below.

                 3.  Ms. Chu.

                 (a)    Amount  beneficially  owned:  2,236,850 shares of Common
                        Stock.

                 (b)    Percent of Class:11.5%

                 (c)    Number of shares as to which such person has:

                        (i)     sole power to vote or direct the vote: 0

                        (ii)    shared   power  to  vote  or  direct  the  vote:
                                2,236,850

                        (iii) sole power to dispose or direct the disposition of: 0

                        (iv)    shared   power  to   dispose   or   direct   the
                                disposition of: 2,236,850

Item 5.          Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.          Ownership  of More than  Five  Percent  on  Behalf  of  Another
                 Person.

                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Not Applicable.

CUSIP No. 786578104                    13G                 Page  7  of  8  Pages

--------------------------------------------------------------------------------

Item 8.          Identification and Classification of Members of the Group.

                 Not Applicable.

Item 9.          Notice of Dissolution of Group.

                 Not Applicable.

CUSIP No. 786578104                    13G                 Page  8  of  8  Pages

--------------------------------------------------------------------------------

Item 10.         Certification.

                 By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                      After reasonable  inquiry and to the best of the Reporting
                 Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

                 Dated: December 10, 2002


                                          SARGON CAPITAL INTERNATIONAL FUND LTD.
                                          By:  Sargon Capital, LLC,
                                               its Investment Advisor


                                          By: /s/ Margaret Chu
                                             ----------------------------------
                                               Name:  Margaret Chu
                                               Title: Manager


                                          SARGON CAPITAL, LLC


                                          By: /s/ Margaret Chu
                                             ----------------------------------
                                               Name:  Margaret Chu
                                               Title: Manager


                                              /s/ Margaret Chu
                                             -----------------------------------
                                                   Margaret Chu